ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME
MINATO-KU, TOKYO 106-6036, JAPAN

TEL: 81-3-6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86-10-6590-9060
FAX: 86-10-6590-9062

Writer: Hirohito Akagami
Direct Tel: 81-3-6888-1044
Direct Fax: 81-3-6888-3044
E-mail: hirohito.akagami@amt-law.com

[redacted]

06015144

Our Ref: 5871-A-001

July 10, 2006

BY COURIER

SUPPL

RECEIVED
2006 JUL 13 P 3:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Summary English translation of the notice of the General Meeting of Shareholders dated June 1, 2006 together with Annual Business Report.

2. Summary English translation of the notice of resolutions of the General Meeting of Shareholders dated June 19, 2006.

3. Brief description of the Annual Securities Report dated June 19, 2006.

dw 7/14

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MŌRI & TOMOTSUNE

By: ______________________
Hirohito Akagami

HA/SD:mkm
Encls.

1. Summary English translation of the notice of the General Meeting of Shareholders dated June 1, 2006 together with Annual Business Report

June 1, 2006

NOTICE OF CONVOCATION OF THE GENERAL MEETING OF SHAREHOLDERS OF FANCL CORPORATION FOR THE 26TH BUSINESS PERIOD

To: THE SHAREHOLDERS

We have the pleasure to notify you that the Ordinary General Meeting of Shareholders of the Company will be held for the 26th business period of the Company and your attendance is cordially requested.

If you are unable to attend the meeting, you may exercise the voting rights in writing or through the electromagnetic method (internet). We kindly ask you to review the attached referential documents, affix your seal or signature on the enclosed instruction card concerning the exercise of voting rights indicating thereon your approval or disapproval of the items of business, and return this to the Company, or to exercise the voting rights through the electromagnetic method (http://www.evote.jp/).

Sincerely yours,

Kenji Fujiwara
President and Representative Director

FANCL CORPORATION
109-1, Iijima-cho, Sakae-ku,
Yokohama City, Kanagawa Pref.
Japan

PARTICULARS OF MEETING

1. **Date and Time:** June 17, 2006 (Sat.) 10:00 a.m.
2. **Place:** 13-1, Isogo 3-chome, Isogo-ku, Yokohama City
   Yokohama Prince Hotel
   1st floor "Aya-Nishiki" Room
   (Please see the attached map as a guide to the place of meeting.)
3. **Purpose of Meeting:**

Items to be Reported: (1) The Business Report, Consolidated Balance Sheet, Consolidated Income Statement and Auditing Report for consolidated financial statements by the accounting auditor and board of auditors for the 26th business period (from April 1, 2005 to March 31, 2006).
(2) The Balance Sheet and Income Statement for the 26th business period (from April 1, 2005 to March 31, 2006)

Items of Business:

1st Item of Business: Matters concerning the approval of the proposed appropriation of profit for the 26th Business Period

2nd Item of Business: Matters concerning the partial amendment of the Articles of Incorporation of the Company (Details of this Item of Business are set forth in the "Referential Documents for the Exercise of Voting Rights".)

3rd Item of Business: Matters concerning the appointment of eleven directors

4th Item of Business: Matters concerning the payment of retirement allowances to retiring directors and termination of the payment to directors and auditors due to the abolishment of the retirement allowances plan

5th Item of Business: Matters concerning the amendment of the amount of compensation of directors and auditors

6th Item of Business: Matters concerning the determination with regard to the amount and the details for issue of stock options to directors (Details of this Item of Business are set forth in the "Referential Documents for the Exercise of Voting Rights".)

END

Attachment

Business Report
for the period
from April 1, 2005 to March 31, 2006

1. Outline of Business Operations

(1) Development and Results of Business

Movements of Japan's Economy and Industry

The Japanese economy showed signs of recovery with an increase of corporate investments and slight recovery of consumer spending due to recovery of corporate profit.

The overall sales of the cosmetics industry showed firm growth due to good sales in skin care products. In the health food industry, competition is becoming remarkably intensified and the market size is expanding with the background factor of high consciousness for health care with the boom in Coenzyme Q 10 and Alpha Lipoic Acid.

Business Development for the Subject Period

In the cosmetics business, in order to activate basic skin care products, we have engaged in product development focused on quality; we have renewed "Washing Powder" in August and released "Beauty Concentrate" dispensed with our original ingredient for anti-aging in December. Attenir Corporation has renewed its "Inner Effector EX", a highly qualified skin food , in March. With respect to the mail-order business, the overall sales increased due not only to the good sales of "Mild Cleansing Oil" attributable to the release of limited designed bottles, but also due to the effect caused by renewed "Washing Powder" and by the new products, including "Beauty Concentrate". Attenir Corporation showed firm growth in sales of basic skin care products mainly in essences. With respect to retail sales, sales in the existing stores continuously showed firm growth and increased partly due to the opening of new stores. With respect to the other distribution channel, both sales in convenience stores and sales overseas showed firm growth. Due to these business operations, sales of products concerning cosmetics increased, and turnover of the cosmetics business for this period was ¥41,286 million (a 11.3% increase from the previous period). With respect to profit and loss, the operating profit was ¥5,567 million (a 17.3% increase from the previous period) due to the tax-increase effect although the expense for advertising and for sales promotion increased.

In the supplement business, we enhanced beauty supplement products by releasing "HTC Collagen" dispensed with our original ingredient and "Bright Age EX" dispensed with an ingredient for anti-aging used for cosmetics considering both internal and external beauty, respectively in April and in December. We also released "Alpha Lipoic Acid", the ingredient attracting attention, in June. With respect to the mail-order business, the sales increased not only due to the good sales of Coenzyme Q 10 but also due to the effect of newly released products, such as "HTC Collagen" and "Bright Age EX". With respect to the retail sales, we promoted the opening of Fancl J House, whose sales are mainly in the supplement business, and to change the type of operation. In addition, the sales in the existing stores showed firm growth. In the other distribution channel, sales increased due to the increase of customers. Due to these business operations, sales of the products concerning supplements increased, and turnover of the supplement business for this period was ¥33,246 million (a 6.8% increase from the previous period). With respect to profit and loss, although the gross profit rate decreased due to increases in the costs of raw materials, the operating income was ¥5,405 million (a 16.5%

increase from the previous period) due to the improvement in costs such as advertising expenses.

In the sprouting unpolished rice (*hatsuga genmai*) business, the sales declined compared to the previous period because the sales of the new products, "Delicious Unpolished Rice, with Taste of Sweet Polished Rice (*Oishii Hatsuga-genmai, Fukkura Hakumai-jidate*)", released in October, could not achieve an increase significant enough to cover the decline in sales of existing products. With respect to the Green Juice (*Aojiru*) business, the sales increased compared to the previous period, because the powder type with Twintose made good progress. Additionally, we had launched the sales of high-value added products, frozen type, "Super Green Juice with Twintose" in July. With respect to *Iimono Okoku Mail-Order Business*, the sales increased compared to the previous period due to the good sales of walking shoes jointly developed with Mizuno Corp. and of health appliances. Due to these business operations, sales of the other business increased, and turnover of the other business for this period was ¥20,789 million (a 5.5% increase from the previous period). With respect to profit and loss, the deficit decreased ¥1,205 million compared to the previous period and the operating loss was ¥761 million, because the deficit in the sprouting unpolished rice (*hatsuga genmai*) business and the Green Juice (*Aojiru*) business decreased due to control of advertising fees, and because the sales in *Iimono Okoku Mail-Order Business* turned out to be in surplus.

(2) Future Challenges for the Company

With respect to the prospects of the economy, it is predicted that the slow recovery would continue.

In these circumstances, we aim for growth and the recovery of profit under the middle-term management plan for 3 years, whose initial period ended on March 2005. This achieved constant progress as planned, mainly in the cosmetic business and in the supplement business.

We will start the Middle-term Management Plan for 3 years II (FANCL Change & Challenge Plan Phase 2), whose initial period ends on March 2007, which is also the last business year of the Middle-term Management Plan for 3 years I, in order to sustain growth, to further improve profitability and to focus on the enhancement of the structure and preparation of a base to sustain the long-term growth.

With respect to the cosmetics business, we will promote development of competitive products focusing on their functionality. We will restructure brands in basic skin care products, and aim at expanding shares in markets for sensitive skin, our core business.

With respect to the supplement business, we will aim to develop products in the supplement business so that such products will be highly value-added. We will not only enhance beauty supplements but also develop products focusing on middle-aged and senior adults.

With respect to the sprouting unpolished rice business, Green Juice (*Aojiru*) business and *Iimono Okoku Business*, we aim to strengthen our surplus in profitability by expanding sales by improving products lineup. With respect to *Iimono Okoku Mail-Order Business*, we will aim to improve the earning rate by enhancing products and reducing cost.

We will aim to make the synergy effect apparent, by riding on the strength of each channel. We will enhance sales in shops, overseas development and sales via the internet which has high profitability.

With respect to sales in shops, we will continue to activate the existing shops and enhance new openings. With respect to overseas development, we will focus on exploitation of a market in China. With respect to sales via the internet, we will expand sales by improving

processing capacity and investing in a new service.

We consider the fulfillment of corporate governance is the one of the material issues in management, and the board of directors resolved the "Internal Control Basic Policy" in the meeting of April 20, 2005 in order to improve the internal control system further. The "Internal Control Committee" whose chairman is the CEO, the President and the executive officer of the Company was newly established and we will try to prepare the internal control system for the overall group pursuant to such a basic policy.

We kindly ask all the shareholders to understand our business attitude and to provide us with more support than ever before.

(3) Capital Investment

Capital investment for the consolidated fiscal period totaled ¥2,591 million, principally accrued from the new openings and the renewal of the shops under direct management.

(4) Capital Procurement

(i) The Company raised no capital for the fiscal period.

(ii) Consolidated subsidiaries raise capital from the Company's group companies.

(5) Results of Operations and Conditions of Assets

(i) Results of Operations and Conditions of Assets of the Company on a consolidated basis

Division / Period	23rd Period March 2003	24th Period March 2004	25th Period March 2005	26th (Current) Period March 2006
Turnover (¥ million)	90,025	84,956	87,937	95,322
Ordinary Income (¥ million)	11,849	7,686	5,490	9,113
Net Income (¥ million)	6,428	3,387	1,709	5,183
Net Income per Share (¥)	279.54	154.57	80.29	242.56
Total Assets (¥ million)	79,804	78,479	79,416	85,147
Net Assets (¥ million)	66,349	65,613	66,203	71,405
Number of Consolidated subsidiaries	6	6	6	6
Number of companies to which Equity method is applied	-	-	-	-

(Notes)

1. Net income per share was calculated based on the number of shares gained by deducting the average number of treasury stock during the period from the average total number of issued shares during the period. Net income per share for the 23rd Period was calculated assuming that a share split took place at the beginning of the respective period.
2. For the 24th Period, Ordinary Income and Net Income decreased due to the decrease in sales of cosmetics business which has the highest profit ratio

3. For the 25th (Current) Period, Ordinary Income decreased due to aggressive investment of expenses for advertising and sales promotion and Net Income decreased due to the allocation of losses arising from cancellation of the lease due to implementation of a new method for production of unpolished rice.
4. For the 26th (Current) Period, the results are as described in the above "(1) Development and Results of Business"

(ii) Results of Operations and Conditions of Assets of the Company

Division \ Period	23rd Period March 2003	24th Period March 2004	25th Period March 2005	26th (Current) Period March 2006
Turnover (¥ million)	70,733	66,448	69,170	74,628
Ordinary Income (¥ million)	9,523	5,906	3,907	5,833
Net Income (¥ million)	5,327	2,602	1,860	2,848
Net Income per Share (¥)	231.68	118.80	87.40	133.30
Total Assets (¥ million)	67,074	65,900	65,847	68,554
Net Assets (¥ million)	57,418	55,865	56,633	59,464

(Notes)
1. Net income per share was calculated based on the number of shares gained by deducting the average number of treasury stock during the period from the average total number of issued shares during the period. Net income per share for the 23rd Period was calculated assuming that a share split took place at the beginning of the respective period.
2. Financial documents are made pursuant to the Enforcement Regulations of the Commercial Code amended by "the ministry ordinance to amend a part of the Enforcement Regulations of the Commercial Code" (No.7 of Justice Ministry ordinance of February 28, 2003 and No.68 of Justice Ministry ordinance of September 22, 2003) since the 24th Period. Therefore, "Net Income (*toki rieki*)" and "Net Income per Share (*hitokbu atari toki rieki*)" as before are indicated as "Net Income (*toki jun rieki*)" and "Net Income per Share (*hitokabu atari toki jun rieki*)" respectively.

2. Summary English translation of the notice of resolutions of the General Meeting of shareholders dated June 19, 2006

Notice to shareholders notifying that all the items were resolved and approved in their original form at the General Meeting of Shareholders held on June 17, 2006.

3. Brief description of Annual Securities Report dated June 19, 2006

Annual Securities Report stating the results for the year ended March 31, 2006 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.